Exhibit 2.2

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT made as of the 27th day of March, 2013, (“Execution Date”) by and between LONE STAR METAL FABRICATION, LLC, a Texas limited liability company with a registered address of 10130 FM 2920 RD Unit 300, Tomball, TX, 77375-8951 (hereinafter referred to as “Seller”) and PROMETAL RCT, LLC, a Delaware limited liability company with a registered address of c/o Wilmington Trust SP Services (Delaware), Inc., 1105 N. Market Street, Suite 1300, Wilmington, DE 19801 (hereinafter referred to as “Buyer”).

WHEREAS, Seller owns certain real property and personal property located at 7409 Railhead Lane, Houston, TX 77086, all as more specifically described on Exhibit A attached hereto and incorporated by reference herein (the “Assets”), which Seller uses in its business operations (the “Business”); and

WHEREAS, Buyer currently leases the Assets from Seller under various lease agreements; and

WHEREAS, Seller desires to sell to Buyer and Buyer desires to purchase from Seller all of Seller’s right, title and interest in the Assets, all in accordance with the further terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1. SALE OF ASSETS. Except as is otherwise provided in this Agreement, Seller shall sell to Buyer and Buyer shall purchase, free and clear of all liens, mortgages, security interests, encumbrances and liabilities, the Assets from Seller. Seller shall retain all of its cash, cash equivalents and accounts receivable.

2. PURCHASE PRICE. In consideration of the sale of the Assets set forth in Section 1 hereof and the other terms and conditions of this Agreement, Buyer shall pay to Seller a purchase price of Nine Hundred Forty One Thousand Nine Hundred Eighty and 00/100 Dollars ($941,980.00) (hereinafter the “Purchase Price”). The Purchase Price shall be allocated among the Assets, such allocation being set forth on Exhibit B attached hereto. Seller shall be responsible for the cost of deed preparation and all matters of title clearance pertaining to the real property to be conveyed to Buyer. All costs of any title examination and report (interim title binder), title premiums and insurance pertaining to the real property to be conveyed to Buyer shall be paid by Seller. The balance of the closing costs pertaining to the real property to be conveyed to Buyer shall be allocated between Seller and Buyer according to custom in Harris County, Texas. In addition, the real estate taxes shall be apportioned between the parties as of the Closing Date (as defined in Section 5) on their respective tax year assessment bases, i.e., fiscal or calendar. The payment of any of the Financial Obligations as defined in Section 7(i) shall be credited against the Purchase Price to be paid to Seller.

3. NO ASSUMPTION OF LIABILITIES. Buyer shall not assume any of the liabilities pertaining to the Assets or any liabilities of the Business or Seller.

4. PAYMENT OF PURCHASE PRICE. At the Closing (as defined in Section 5), Buyer shall either wire transfer to a bank account designated by Seller or issue a check to Seller for the Purchase Price less any amounts paid by Buyer to satisfy the Financial Obligations (as defined in Section 7(i)) of Seller.

5. CLOSING. The sale and transfer of the Assets (the “Closing”) shall take place at the offices of Buyer on or before March 27, 2013 (“Closing Date”), time being of the essence, or at such other place and at such time as the parties may mutually agree provided all other conditions in Sections 9 and 10 have been fulfilled or waived.

6. DOCUMENTS AND FURTHER REQUIREMENTS OF SELLER. Seller shall deliver at the Closing the following:

(a) A Bill of Sale covering those Assets that are not real property, substantially in the form of Exhibit C;

(b) A Special Warranty Deed to the real property located at 7901 Railhead Lane, Houston, Texas 77086 in recordable form, subject to such terms and conditions as are set forth in this Agreement;

(c) A Good Standing Certificate issued by the Texas Secretary of State dated within thirty (30) days of the Closing Date; and

(d) Such other good and sufficient instruments of conveyance and transfer in a form satisfactory to Buyer’s counsel as shall be effective to vest in Buyer good and marketable title to the Assets.

7. SELLER’S REPRESENTATIONS AND WARRANTIES. Seller hereby makes the following representations and warranties to Buyer as of the Execution Date, and acknowledges Buyer’s reliance thereon, and between the Execution Date and the Closing Date, Seller shall take no actions that would render the representations and warranties made by Seller to Buyer untrue as of the Closing Date:

(a) Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas. Seller has full power and authority to enter into this Agreement and consummate the transactions on its part contemplated hereby. The execution and delivery of this Agreement, and the sale, transfer and other actions contemplated hereby have been duly authorized by the managing member of Seller, which is the only approval required of Seller. Neither the execution and delivery of this Agreement nor the consummation of the transactions herein by Seller constitute a violation or breach of applicable law or of Seller’s Certificate of Formation or Operating Agreement.

(b) There are no claims, actions, suits or proceedings pending or threatened against or affecting Seller, the Business and/or the Assets, or any portion thereof, nor are there any actions or proceedings by any federal, state, county or municipal department, commission, board, bureau, agency or other governmental instrumentality. Seller is not in default with respect to any order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, which involves the possibility of any judgment or liability which may result in any material adverse change in the financial condition of Seller, the Business and/or the Assets.

(c) There are no attachments, executions, assignments for the benefit of creditors, or voluntary or involuntary proceedings in bankruptcy or under any other debtor relief laws contemplated by or pending or threatened against Seller.

(d) Seller has and will carry on the Business in substantially the same manner as it has previously been carried on. Seller shall not enter into any contract, commitment or transaction other than in the ordinary course of business. Seller shall not do any act or omit to do any act, or permit any act or omission to act, that will cause a material breach of any material contract, commitment or obligation by which it is bound.

(e) Seller neither owns, has in existence, has any rights or interest in or to, nor uses in the Business or in conjunction with the Assets:

(i) any trademark or any copyright, invention, letters patent or application for letters patent that have not been licensed to Buyer; or

(ii) any contract or commitment for the future purchase of, or payment for, machinery and equipment.

(f) This Agreement constitutes a legally binding obligation of Seller enforceable in accordance with its terms and conditions. The execution and delivery of this Agreement and the performance by Seller will not conflict with, result in a breach of, or cause a default under any agreement, order of court or other restriction to which Seller is subject or by which Seller is bound.

(g) Seller has not contracted and shall not contract to sell or transfer to any third party all or any part of the Assets.

(h) Seller has filed or caused to be filed all federal, state and local tax returns, and reports of Seller that are due and required to be filed and has paid or caused to be paid all taxes due and any assessment of taxes received, except taxes or assessments that are being contested in good faith and have been adequately reserved against. All taxes, statutory contributions and payroll that may be or become due and payable, of whatever nature, whether due and owing either as a result of operations of Seller through and including the Closing Date or as a result of this transaction, have been or will be paid by Seller.

(i) As of the Closing Date, Seller will have good and marketable title to each Asset, free and clear of all liens, mortgages, security interests, encumbrances and liabilities, and all Assets are in good repair and condition and are suitable and sufficient for the conduct of the Business, and shall remain so through the Closing Date, normal wear and tear excepted. There are no mortgages, security interests, loans, interest rate swaps or other financial obligations of Seller (the “Financial Obligations”) other than those set forth on Exhibit D, and the Financial Obligations shall be terminated at Closing if not already terminated prior thereto.

(j) Seller has not adopted any retirement plan under the Employee Retirement Income Security Act of 1974, as amended, and is not a member of any controlled group under said Act.

(k) Seller has materially complied with all Federal, Texas, Harris County and municipal (and any agency thereof) laws, statutes, ordinances, rules, regulations and/or orders.

(l) In regard to the real property to be conveyed by Seller to Buyer as part of the assets:

(i) As of Closing, there are no adverse or other parties in possession of any part of the real property or any lessees, tenants at sufferance or trespassers thereof or thereon, or which have been disclosed by survey.

(ii) Seller has no knowledge and has not received notice of any pending or threatened condemnation or similar proceeding or assessment affecting the real property (sidewalks, sewers, other similar capital improvements) or any part thereof, nor to the knowledge, information and belief of Seller is there any such proceeding or assessment contemplated by any governmental authority.

(iii) Seller has received no legal notices to the effect that Seller, or any use of the real property, violated or has violated any applicable laws, codes, ordinances, regulations, statutes, rules and restrictions relating to the real property and/or the use thereof. Seller has not implicated the real property, or any portion of the real property, in any violation of any local, state or federal environmental law, regulation or permit as applicable thereto. There is no claim, governmental proceeding, adverse notice, judgment, cause of action, special assessment, or charge pending, whether asserted or unasserted, against or related in any way to any portion of the real property, or to Seller, with respect to the real property or any portion thereof, as a result of any violation of any local, state or federal environmental law, regulation or permit.

(iv) As of the Closing, without the express written consent of Buyer, no work will have been performed or will be in progress at the real property and no materials will have been delivered to the real property that might provide the basis for a mechanic’s, materialman’s or other lien against the real property or any portion thereof which is not dismissed or bonded off as of the relevant date; and Seller will operate and maintain the real property, or cause the same to be operated and maintained, in a normal manner from the Execution Date through the Closing.

(v) Seller has received no legal process to the effect that any default or breach exists, or as of the closing will exist, under any of the covenants, conditions, restrictions, zoning, rights-of-way or easements affecting the real property or any portion thereof.

(vi) As of the Closing, there will not be any action, suit or proceeding pending against Seller or the real property or any portion thereof, or relating to or arising out of the ownership of the real property, by any federal, state, county or municipal department, commission, board, bureau or agency or other governmental instrumentality. Any such judicial proceedings of record will be finally dismissed and terminated prior to the Closing.

(vii) There are no attachments, executions, assignments for the benefit of creditors, or voluntary or involuntary proceedings in bankruptcy or under any other debtor relief laws contemplated by Seller, or pending against Seller or the real property.

(viii) After the date of this Agreement, Seller shall not create or voluntarily permit to be created any liens, easements or other conditions affecting any portion of the real property without the prior written consent of Buyer (such consent not to be unreasonably withheld) or as permitted herein.

(ix) The real property has a zoning classification that will permit the current activities of Buyer under its lease with Seller on the real property; and there exists no notice to Seller of any uncorrected violations of building, safety or fire ordinances.

(x) There shall be no leases or any other agreements giving any person or persons the right to use or occupy any portion or all of the real property and no person shall be in possession of the real property except Buyer.

(xi) Except as specifically set forth in this Agreement, Seller makes no representations or warranties as to the condition or suitability of the real property for any particular use or purpose and Buyer is purchasing and taking title to the real property “AS IS”, “WHERE IS” and “WITH ALL FAULTS”.

(m) The representations and warranties of Seller shall survive the Closing.

8. BUYER’S REPRESENTATIONS AND WARRANTIES. Buyer represents and warrants that this Agreement constitutes a legally binding obligation of Buyer enforceable in accordance with its terms and conditions and has been approved by the managing member of Buyer in accordance with Buyer’s certificate of formation and operating agreement. The execution, delivery and performance by Buyer of its obligations hereunder will not conflict with, result in a breach of, or cause a default under any agreement, order of court or other restriction to which Buyer is subject.

9. CONDITIONS TO BUYER’S CLOSING. All obligations of Buyer hereunder are subject to fulfillment of the following conditions on or before the Closing Date:

(a) All of Seller’s representations and warranties herein are true, complete and accurate as of the date hereof, and Seller shall take no action that would render such representations and warranties untrue as of the Closing Date.

(b) No law, rule, regulation, order, writ or judgment of any court, arbitrator or other agency of government shall have prevented or prohibited the consummation of the transactions contemplated hereby.

(c) Seller shall have delivered to Buyer’s counsel a certificate from the managing member of Seller certifying to certain resolutions of the managing member of Seller approving this Agreement and the transactions and obligations contemplated hereunder.

(d) Buyer has secured a title insurance policy issued by a title insurance company authorized to insure titles in the State of Texas insuring Buyer’s title to the real property to be conveyed by Seller in the full amount of the purchase price allocated to the real property, building and building improvements.

(e) Seller shall grant and convey to Buyer good, marketable and fee simple title to the real property by Special Warranty Deed, free and clear of all mortgages, liens, encumbrances, security interests and/or claims of any nature whatsoever except to the extent of: (i) building and use restrictions of record; (ii) vehicular or pedestrian easements of record affecting the real property and being contiguous to the front, rear or side lot lines; (iii) water, sewer, gas, electric and telephone lines or easements therefor of record or as previously installed; provided, however, that said lines or easements shall not adversely affect the use of the real property for its intended purposes; and (iv) prior grants, reservations or leases of coal, oil, gas or other minerals as shown by instruments of record.

(f) Seller shall cancel and terminate at no cost or expense to Buyer all lease agreements between Buyer and Seller pertaining to the Assets, with Seller being permitted to retain all rent and lease payments under such leases for the month of March, 2013.

10. CONDITIONS TO SELLER’S CLOSING. All obligations of Seller hereunder are subject to fulfillment, prior to or on the Closing Date, of the following conditions:

(a) All representations, warranties, covenants and statements given by Buyer are true, complete and accurate from and after the Execution Date to and including the Closing Date and shall survive the Closing.

(b) No law, rule, regulation, order, writ or judgment of any court, arbitrator, or other agency of government shall have prevented or prohibited the consummation of the transaction contemplated hereby.

11. FAILURE OF THE CONDITIONS. In the event that Seller or Buyer fails to fulfill any of the conditions precedent to the transactions contemplated herein, Buyer, in the case of the failure of Seller to fulfill any condition precedent, or Seller, in the case of the failure of Buyer to fulfill any condition precedent owed to such party, may declare this Agreement null and void or may waive the fulfillment of such condition. If a party declares this Agreement null and void because a condition precedent has not been fulfilled, such party shall be permitted to bring an action against the other party for any damages incurred, but only to the extent such failed condition was a result of a breach of this Agreement by the other party.

12. INDEMNIFICATION. Seller and the managing member of Seller, jointly and severally, shall defend, indemnify and hold Buyer harmless from and against any and all liabilities, demands, damages, losses, judgments, expenses and obligations of, or claims arising out of the conduct of the Business and the ownership of the Assets through the Closing; and all actual or potential claims, demands, liabilities, damages, losses and out of pocket expenses including reasonable attorneys fees whether or not reduced to judgment, order or award, caused by or arising out of the breach of any provision, term, condition, representation or warranty made by Seller in this Agreement or in any exhibit, list, certificate or document delivered by it pursuant hereto. Notwithstanding the foregoing, the managing member of Seller shall be liable under this Indemnification provision only to the extent of any amounts that the managing member may receive from Seller in the form of compensation and distributions. Buyer shall defend, indemnify and hold Seller harmless from and against all damages, losses and out of pocket expenses including reasonable attorney’s fees, caused by or arising out of the breach of any provision, term, condition, representation or warranty made by Buyer in this Agreement or in any exhibit, list, certificate or document delivered by it pursuant hereto. Promptly after any service of process by any third person in any litigation in respect of which indemnity may be sought from the other party pursuant to this Section 12, the party so served shall notify the indemnifying party of the commencement of such litigation, and the indemnifying party shall be entitled to assume the defense thereof at its expense with counsel of its own choosing.

13. RISK OF LOSS. Seller assumes the risk of loss, damage or destruction resulting from fire, theft or other casualty to the Assets to be sold hereunder from the date hereof through the Closing. In the event of a material loss, destruction or damage due to fire or other casualty prior to Closing, Buyer shall have the option of rescinding this Agreement or going forward with this Agreement without reduction in the Purchase Price provided that Seller assigns or pays over to Buyer all insurance proceeds attributable to the loss or damage of such items. Said option shall be exercised no later than ten (10) days after written notice from Seller to Buyer in the event of the loss or damage.

14. BROKER’S COMMISSIONS. The parties acknowledge that there are no broker’s commissions for the transactions set forth in this Agreement, and Seller shall indemnify and hold Buyer harmless for any such commissions.

15. AMENDMENT AND MODIFICATION. This Agreement may not be amended, modified or supplemented except by a written instrument executed by each of the parties hereto.

16. PRIOR AGREEMENTS SUPERSEDED. This Agreement, and the accompanying Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings with respect to the matters covered hereby. There are no representations, promises, warranties, covenants or undertakings with respect to the matters covered hereby other than those expressly set forth herein or in the Exhibits.

17. WAIVER. The failure of any party to seek redress for violation of or to insist upon strict performance of any covenant or condition of this Agreement shall not be considered a waiver, nor shall it deprive that party of the right thereafter to insist upon strict adherence to that or any other term of this Agreement.

18. ASSIGNMENT. This Agreement is not assignable by either Buyer or Seller; provided, however, that Buyer may assign this Agreement to any affiliate of Buyer.

19. NOTICES. All notices shall be in writing and shall be (i) delivered in person, (ii) sent by registered or certified mail, return receipt requested, postage prepaid, to the address of the parties listed below or to such other address as such party shall have designated by proper notice, or (iii) sent by confirmed facsimile transmission with a duplicate copy sent by registered or certified mail in accordance with the preceding clause.

Buyer:	Seller:
ProMetal RCT, LLC	Lone Star Metal Fabrication, LLC
127 Industry Boulevard	960 Penn Avenue
Irwin, PA 15642	Suite 400
Pittsburgh, PA 15222

Attention: John Irvin	Attention: Lisa Fera

With a copy to:	With a copy to:
JoEllen Lyons Dillon, Chief Legal Officer	Scott P. Magnuson, Esquire
The ExOne Company	2651 Monroeville Boulevard
127 Industry Boulevard	Suite 101
Irwin, PA 15642	Monroeville, PA 15146

20. MANAGING MEMBER. The managing member of Seller acknowledges that the managing member will benefit from the sale of the Assets by Seller through distributions by Seller and that such benefits provide fair and adequate consideration for the managing member’s execution of this Agreement and being liable under the Indemnification provisions of Section 12 of this Agreement.

21. IRS Form 8594. Seller and Buyer shall each file a Form 8594 with their respective Federal income tax returns for the 2013 tax year. Seller and Buyer shall complete such Form consistently with the allocation of the Purchase Price as set forth on Exhibit B of this Agreement. Seller and Buyer shall each timely file their respective tax returns.

22. MISCELLANEOUS. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective successors and permitted assigns. This Agreement shall be governed and interpreted in accordance with the laws of the Commonwealth of Pennsylvania except for the conveyance of the real property, which shall be governed by Texas law. Each party shall bear such party’s expenses in connection with this Agreement regardless of whether the contemplated transactions are consummated. No remedies or rights herein conferred upon or provided to Seller or Buyer are intended to be exclusive of any remedy or right provided by law, but each shall be cumulative and shall be in addition to every other remedy or right given hereunder or now or hereafter existing at law or in equity, including specific performance, or by statute.

WITNESS the following signatures and seals.

WITNESS:	LONE STAR METAL FABRICATION, LLC

/s/ Lisa A. Fera	By:	/s/ S. Kent Rockwell
Managing Member

ATTEST:	MANAGING MEMBER
Rockwell Forest Products, Inc.

/s/ Lisa A. Fera	By:	/s/ S. Kent Rockwell
Secretary		President

WITNESS:	PROMETAL RCT, LLC

/s/ Lisa A. Fera	By:	/s/ John Irvin
	Title:	Chief Financial Officer

ASSET PURCHASE AGREEMENT

LIST OF EXHIBITS

Exhibit A	Assets

Exhibit B	Purchase Price Allocation

Exhibit C	Bill of Sale

Exhibit D	Existing Security Interests

EXHIBIT “A”

ASSETS

Real property located at 7409 Railhead Lane, Houston, TX 77086. Being a tract of land containing 0.8430 acre, located in the Wiley S. Powell Survey, Abstract 622, in Harris County, Texas, said 0.8430 acre tract being out of a call 5.746 acre tract of land recorded in the name of A.E.N. West Rail Industrial L.P. in Harris County Clerk’s File (H.C.C.F.) Number Z313859 and being out of Restricted Reserve “A” out of Novo Industrial Park, a subdivision recorded in Film Code Number 351106 of the Harris County Map Records; said 0.8430 acre tract being more particularly described on Exhibit “A” to a Special Warranty Deed recorded in the Harris County Clerk’s office at File #20090082401 on 2/27/2009.

Building and improvements on the above described real property

Three (3) ton crane

EXHIBIT “B”

PURCHASE PRICE ALLOCATION

Assets
Land located at 7409 Railhead Lane, Houston, TX 77086	$65,000.00
Building located at 7409 Railhead Lane, Houston, TX 77086	536,601.00
Building Improvement	243,964.00
Building Improvement	58,189.00
Three (3) Ton Crane	38,226.00

TOTAL PURCHASE PRICE	$941,980.00

EXHIBIT “C”

BILL OF SALE

KNOW ALL MEN BY THESE PRESENTS, that pursuant to that certain Asset Purchase Agreement (the “Agreement”) dated March             , 2013, LONE STAR METAL FABRICATION, LLC (“Seller”), for and in consideration of the Purchase Price paid under the Agreement by PROMETAL RCT, LLC (“Buyer”), at or before the sealing and delivery of these presents, the receipt of which is hereby acknowledged, has granted, bargained, sold, released and confirmed and by these presents does grant, bargain, sell, release and confirm unto Buyer, its successors and assigns, all the Assets (other than the real property) as more specifically described on Exhibit A attached to the Agreement (the “Property”), TO HAVE AND TO HOLD the Property.

AND Seller, for itself, its successors and assigns, hereby covenants that it is the lawful owner of the Property, and that it shall and will and forever defend by these presents the same and every part thereof unto Buyer, its successors and assigns, from and against all persons whomsoever.

WITNESS the due execution and sealing hereof the     day of March, 2013.

WITNESS:	LONE STAR METAL FABRICATION, LLC

By:
Managing Member

EXHIBIT “D”

MORTGAGES, SECURITY INTERESTS, LOANS,

INTEREST RATE SWAPS & OTHER FINANCIAL OBLIGATIONS

Vista Bank Promissory Note dated July 9, 2009 in the principal amount of $850,000.00 secured by a Deed of Trust filed in the Harris County Clerk’s office at File #20090314884.